SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33440; 812-14405

Precidian ETFs Trust, et al.; Notice of Application

April 8, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application for exemptive relief.

Summary of Application: Applicants request an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. If granted, the requested order would permit registered open-end investment companies that are exchange-traded funds (each, an "ETF") and are actively managed to operate without being subject to the current daily portfolio transparency condition in actively managed ETF orders.

Applicants: Precidian Funds LLC (the "Initial Adviser"); Precidian ETFs Trust and Precidian ETF Trust II (each, a "Trust" and, together the "Trusts"); and Foreside Fund Services, LLC.

Filing Dates: The application was filed on December 22, 2014, and amended on August 11, 2015, September 21, 2015, May 3, 2017, October 2, 2017, December 4, 2017, May 30, 2018, and April 4, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 3, 2019, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Precidian ETFs Trust, Precidian ETF Trust II and Precidian Funds LLC, 350 Main St., Suite 9, Bedminster, NJ 07921, and Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, ME 04101.

FOR FURTHER INFORMATION CONTACT: Kay-Mario Vobis, Senior Counsel; Deepak T. Pai, Senior Counsel; Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

I.   **Introduction**

1.   Applicants seek to introduce a novel type of actively managed ETF that would not be required to disclose its portfolio holdings on a daily basis (each, an "ActiveShares ETF"). Due to their characteristics, ETFs (including those proposed by Applicants) are only permitted to operate in reliance on Commission exemptive relief from certain provisions of the Act and rules thereunder.[1]   Accordingly, Applicants seek an order: under section 6(c) of the Act for an

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[1]   The Commission first granted exemptive relief to operate ETFs in the early 1990s when the first index-based ETFs were developed. *See* SPDR Trust Series I, Investment Company Act Release Nos.

exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 thereunder; under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act; and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act. The requested order would permit: (a) ActiveShares ETFs to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value ("NAV"); (c) certain affiliated persons of an ActiveShares ETF to deposit securities into, and receive securities from, the ActiveShares ETF in connection with the purchase and redemption of creation units; and (d) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the ActiveShares ETFs ("Acquiring Funds") to acquire Shares of the ActiveShares ETFs.

2.   Section 6(c) allows the Commission to exempt any person, security, or transaction, or any class thereof, only "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]." As discussed below, the Commission believes that ActiveShares ETFs meet the standard for exemptive relief under section 6(c) of the Act.[2] Accordingly, the Commission intends to grant the requested relief.

18959 (Sept. 17, 1992) (notice) and 19055 (Oct. 26, 1992) (order). *See generally* Exchange Traded Funds, Investment Company Act Release No. 33140 (Jun. 28, 2018) ("ETF Rule Proposing Release"), at section I. The Commission has also granted ETFs exemptive relief from Sections 12(d)(1)(A) and (B) of the Act. *See generally* Fund of Funds Arrangements, Investment Company Act Release No. 33329 (Dec. 19, 2018).

[2]   *See infra* section IV for a discussion of all the relief requested by Applicants, including relief under sections 17(b) and 12(d)(1)(J) of the Act.

II.   Background

A.   Open-End Investment Companies and Net Asset Value

3.   The Act defines an investment company as an "issuer" of "any security" which "is or holds itself out as being engaged primarily … in the business of investing … in securities."[3] Shares in an investment company represent proportionate interests in its investment portfolio, and their value fluctuates in relation to the changes in the value of that portfolio.

4.   The most common form of investment company, the "open-end" investment company or mutual fund, is required by law to redeem its securities on demand at a price approximating the securities' proportionate share of the fund's NAV at the time of redemption.[4] These funds also continuously issue and sell new shares, thereby replenishing their investment capital.

5.   Because open-end investment companies are required by law to redeem their shares based on investors' demands, shares of the funds have historically not traded on exchanges or in other secondary markets.[5]

B.   Exemptions under the Act for Actively Managed ETFs

6.   ETFs, including those proposed by Applicants, are a type of open-end fund. But unlike traditional open-end funds, ETFs are made available to investors primarily through secondary market transactions on exchanges.

7.   In order for this to take place, ETFs require various exemptions from the provisions of the Act and the rules thereunder. Critically, in granting such exemptions to date,

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[3]   15 U.S.C. 80a-3(a); 80a-3(a)(1).

[4]   *See* section 22(d) and rule 22c-1; *see also infra* section IV.A (discussing section 22(d) and rule 22c-1).

[5]   This stems from section 22(d) of the Act, which in effect fixes the prices at which redeemable securities, including open-end shares, are sold. The result is a system that precludes dealers from making a secondary market in open-end shares.

the Commission has required that a mechanism exist to ensure that ETF shares would trade at a price that is at or close to the NAV per share of the ETF.[6]

8. Such a mechanism is essential for ETFs to operate because ETFs do not sell or redeem their individual shares at NAV per share as required by the Act. Instead, large broker-dealers that have contractual arrangements with an ETF (each, an "Authorized Participant") purchase and redeem ETF shares directly from the ETF, but only in large blocks called "creation units." Traditionally, an Authorized Participant that purchases a creation unit of ETF shares first deposits with the ETF a "basket" of securities and other assets (*e.g.,* cash) identified by the ETF that day, and then receives the creation unit of ETF shares in return for those assets. The basket is generally representative of the ETF's portfolio and is equal in value to the aggregate NAV of ETF shares in the creation unit. After purchasing a creation unit, the Authorized Participant may sell the component ETF shares in secondary market transactions. Investors then purchase individual shares in the secondary market. The redemption process is the reverse of the purchase process: the Authorized Participant acquires a creation unit of ETF shares and redeems it for a basket of securities and other assets.

9. The combination of the creation and redemption process with the secondary market trading in ETF shares provides arbitrage opportunities that are designed to help keep the market price of ETF shares at or close to the NAV per share of the ETF.[7] For example, if ETF shares begin trading on national securities exchanges at a "discount" (a price below the estimated intraday NAV per share of the ETF), an Authorized Participant can purchase ETF shares in secondary market transactions and, after accumulating enough shares to comprise a creation unit,

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[6]   This has been a required representation in all ETF orders since the Commission issued the first order. *See supra* note 1.

[7]   *See* Investment Company Institute, *2018 Investment Company Fact Book* (2018) ("ICI Fact Book"), at 93; ETF Rule Proposing Release, *supra* note 1, at note 28 and accompanying text.

redeem them from the ETF in exchange for the more valuable securities and other assets in the ETF's redemption basket. In addition to purchasing ETF shares, Authorized Participants also are likely to hedge their intraday risk. Thus, for example, when ETF shares are trading at a discount to the estimated intraday NAV per share of the ETF, an Authorized Participant may also simultaneously short the securities in the ETF's redemption basket. At the end of the day, the Authorized Participant will return the creation unit of ETF shares to the ETF in exchange for the ETF's basket assets, and use such assets to cover its short positions. Those purchases reduce the supply of ETF shares in the market, and thus tend to drive up the market price of the shares to a level closer to the NAV per share of the ETF.[8]

10.   Conversely, if the market price for ETF shares reflects a "premium" (a price above the estimated intraday NAV per share of the ETF), an Authorized Participant can deposit a basket of securities and other assets in exchange for the more valuable creation unit of ETF shares, and then sell the individual shares in the market to realize its profit.[9] An Authorized Participant also is likely to hedge its intraday risk when ETF shares are trading at a premium. Thus, for example, when the shares of an ETF are trading at a premium, an Authorized Participant may buy the securities in the ETF's purchase basket in the secondary market and sell short the ETF shares. At the end of the day, the Authorized Participant will deposit the basket assets in exchange for a creation unit of ETF shares, which it will then use to cover its short positions. The Authorized Participant will receive a profit from having paid less for the ETF

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[8]   The Authorized Participant's purchase of the ETF shares in the secondary market, combined with the sale of the redemption basket securities, may also create upward pressure on the price of ETF shares and/or downward pressure on the price of redemption basket securities, driving the market price of ETF shares and the value of the ETF's portfolio holdings closer together.

[9]   The Authorized Participant's purchase of the basket assets, combined with the sale of ETF shares, may also create downward pressure on the price of ETF shares, upward pressure on the price of purchase basket securities, or both, bringing the market price of ETF shares and the value of the ETF's portfolio holdings closer together.

shares than it received for the assets in the purchase basket. These transactions would increase the supply of ETF shares in the secondary market, and thus tend to drive down the price of ETF shares to a level closer to the NAV per share of the ETF.

11.   Market participants can also engage in arbitrage activity without using the creation or redemption processes described above. For example, if a market participant believes that an ETF is overvalued relative to its underlying or reference assets (*i.e.* trading at a premium), the market participant may sell ETF shares short and buy the underlying or reference assets, wait for the trading prices to move toward parity, and then close out the positions in both the ETF shares and the underlying or reference assets to realize a profit from the relative movement of their trading prices. Similarly, a market participant could buy ETF shares and sell the underlying or reference assets short in an attempt to profit when an ETF's shares are trading at a discount to the ETF's underlying or reference assets. As discussed above, this type of trading of an ETF's shares and the ETF's underlying or reference assets may bring the prices of the ETF's shares and its portfolio assets closer together through market pressure.

12.   In assessing whether to grant exemptive relief to actively managed ETFs in the past, the Commission has required a mechanism that would keep the market prices of ETF shares at or close to the NAV per share of the ETF. To date, this mechanism has been dependent on daily portfolio transparency.[10] This transparency provides market participants with an important tool to value the ETF portfolio on an intraday basis, which, in turn, enables market participants to effectively assess whether an arbitrage opportunity exists. It is the exercise of such arbitrage opportunities that keeps the market price of ETF shares at or close to the NAV per share of the

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[10]   The condition for daily portfolio transparency has consistently been one of the conditions to the exemptive relief issued to actively managed ETFs by the Commission. *See* PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (Feb. 1, 2008) (notice) and 28171 (Feb. 27, 2008) (order). *See also*, generally, ETF Rule Proposing Release, *supra* note 1, at section II.C.4.

ETF. This close tie between market price and NAV per share of the ETF is the foundation for why the prices at which retail investors buy and sell ETF shares are similar to the prices at which Authorized Participants are able to buy and redeem shares directly from the ETF at NAV. In granting relief from section 22(d) of the Act and rule 22c-1 under the Act, the Commission relies on this close tie between what retail investors pay and what Authorized Participants pay to make the finding that the ETF's shareholders are being treated equitably when buying and selling shares.[11] The Commission therefore has granted such exemptive relief to date only to those actively managed ETFs that have provided daily transparency of their portfolio holdings.

C.   Prior Commission Action

13.   The Applicants requested the same relief in a prior application based on a different proposal for ETFs that would not disclose their portfolio holdings on a daily basis.[12] In 2014, the Commission issued a notice preliminarily taking the position that the prior proposal did not provide an adequate substitute for full portfolio transparency in facilitating effective arbitrage.[13] The Commission stated that prospectus disclosure, quarterly portfolio holdings disclosure and the proposed indicative intraday value did not provide sufficient information to allow market makers to effectively assess whether real-time arbitrage opportunities in ETF shares exist. In particular, the Commission stated that an ETF's typical intraday indicative value, which is calculated every 15 seconds, is not reliable as the primary pricing signal for an ETF's portfolio, especially during stressed or volatile market conditions, because: (i) it provides stale data, given the 15-second intervals; (ii) it is not subject to meaningful standards, given that there are no uniform methodology requirements for its calculation and no one takes responsibility for

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[11]   *See supra* note 4 and accompanying text.

its accuracy; and (iii) it is of limited value for asset classes that cannot be easily and accurately priced.[14]

III. The Application

A. The Applicants

14. The Trusts are each a statutory trust organized under the laws of Delaware and registered under the Act as an open-end management investment company with multiple series. The Initial Adviser, a limited liability corporation organized under the laws of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and would serve as the investment adviser to the initial ActiveShares ETFs. Foreside Fund Services, LLC, a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act").

B. Applicants' Proposal

15. Applicants seek exemptive relief under section 6(c) to allow them to introduce several actively-managed ActiveShares ETFs that would not disclose their portfolio holdings on a daily basis.[15] Applicants maintain that operating the same ETFs as fully-transparent actively-managed ETFs would make the ETFs susceptible to "front running" and "free riding" by other

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[12] *See* Precidian ETFs Trust, et al., File No. 812-14116, Second Amendment, filed July 23, 2013 (the prior application also included a request for relief from section 22(e) of the Act).

[13] Precidian ETFs Trust, et al., Investment Company Act Release No. 31300 (October 21, 2014).

[14] *Id.* at section IV.A. *See also*, ETF Rule Proposing Release, *supra* note 1, at section II.C.3.

[15] Applicants request that the order apply to the series of the Trusts identified and described in the Application as well as to additional series of the Trusts and any other open-end management investment company or series thereof that seek to rely on the relief requested in the Application, each of which will operate as an actively-managed ETF. Any ActiveShares ETF will: (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each such entity and any successor thereto is included in the term "Adviser"); and (b) comply with the terms and conditions of the application. The Adviser may retain one or more sub-advisers (each a "Sub-Adviser") for the ActiveShares ETFs. Any Sub-Adviser will be registered under the Advisers Act. For purposes of the requested Order, the term "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

investors and/or managers, which can harm, and result in substantial costs to, the ETFs and their shareholders.[16]

16.   Applicants assert that the ActiveShares ETFs would allow investors to access active investment strategies offered by certain investment advisers that are currently only available via mutual funds, while also taking advantage of the traditional benefits of ETFs (*i.e.*, tax efficiency, lower cash drag and lower operational expenses) and without raising investor protection concerns that are not otherwise addressed by the terms and conditions of the requested relief.

17.   Applicants state that the relief in the Application is similar to the relief granted in exemptive orders issued to existing actively managed ETFs, except for certain differences permitting the ActiveShares ETFs to operate on a non-transparent basis. These material differences are discussed below.

a.   *AP Representatives.* To protect the identity and weightings of their portfolio holdings, the ActiveShares ETFs would sell and redeem their Shares in creation units to Authorized Participants only through an unaffiliated broker-dealer acting on an agency basis ("AP Representative").[17] Applicants state that each day, an ActiveShares ETF would disclose to the AP Representative the basket of securities that the ActiveShares ETF would exchange for its Shares. In the case of creations, an Authorized Participant would deliver to the AP Representative the cash necessary to purchase the basket of securities to be exchanged for the Shares of the ActiveShares ETF. In the case of redemptions, the ActiveShares ETF would

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16   *See* Application at 6.

17   The AP Representative will have entered into an agreement with the Authorized Participants and the ActiveShares ETF. *See* Application at 5. No AP Representative would be an "affiliated person" (as defined in section 2(a)(3) of the Act) of the ActiveShares ETF, the ActiveShares ETF's Adviser, or the ActiveShares ETF's Authorized Participants.

deliver a basket of securities to the AP Representative, who, in turn, would sell them in exchange for cash on behalf of the Authorized Participant. The AP Representative would know, but keep confidential, the identity and weightings of the basket securities it exchanges for the Shares on behalf of the Authorized Participants.[18] Applicants assert that an Authorized Participant would be able to effectively close a long (or short) position in a creation unit of Shares as soon as it enters an order to redeem (or create) the Shares and the AP Representative acquires or sells the basket securities to be exchanged with the ActiveShares ETF at the end of the day.[19]

      b.   *Verified Intraday Indicative Value and ETF portfolio holdings*. To facilitate arbitrage, each ActiveShares ETF would disseminate a "verified intraday indicative value," or "VIIV," reflecting the value of its portfolio holdings, calculated every second during the trading day, rather than every 15 seconds like existing ETFs.[20] Applicants have addressed the concerns noted by the Commission in 2014[21] with respect to reliance on the typical 15-second intraday indicative value for arbitrage purposes, by creating a VIIV that: (i) would be

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[18]   The ActiveShares ETFs will sell and redeem Shares in creation units and generally on an in-kind basis. Each AP Representative will be contractually restricted from disclosing the portfolio information of an ActiveShares ETF and will undertake to use the information only to execute creations and redemptions for the ActiveShares ETF. The ActiveShares ETFs will also obtain representations from the AP Representatives as to the confidentiality of the portfolio information, the effectiveness of information barriers, and the adequacy of insider trading policies and procedures. In addition, section 15(g) of the Exchange Act will require an AP Representative, as a registered broker, to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by the AP Representative or any person associated with the AP Representative. *See* Application at note 21.

[19]   *See* Application at page 18. Except where purchases or redemptions will include cash under certain limited circumstances, the names and quantities of basket securities will correspond *pro rata* to the portfolio holdings used to calculate an ActiveShares ETF's NAV for that day. *See* Application at 13-14. As market participants will be able to effectively close positions in Shares intraday, they will be able to keep any risk associated with their positions in Shares to a minimum. *See infra* notes 28-32 and accompanying discussion.

[20]   For purposes of the VIIV, all portfolio securities will be valued at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor ("National Best Bid and Offer"). *See* Application at 23.

[21]   *See supra* note 14 and accompanying text.

calculated and disseminated every second;[22] and (ii) has precise and uniform parameters for calculation across all ActiveShares ETFs, including that the ActiveShares ETFs and their Adviser take responsibility for its calculation.[23] To further facilitate arbitrage and address those concerns, each ActiveShares ETF also will only invest in certain securities that trade on a U.S. exchange, contemporaneously with the ETF's Shares.[24] Because the securities are exchange traded, Applicants assert that the AP Representative would be able to promptly buy or sell the basket securities that it exchanges with the ActiveShares ETF on behalf of an Authorized Participant upon receiving an order to enter into a creation or redemption transaction. The portfolio holdings' secondary market, moreover, would provide reliable price inputs for the VIIV calculation.[25]

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[22] In particular, Applicants assert that such a relatively high frequency disclosure of the VIIV would permit market participants to assess whether an ActiveShares ETF is trading at a premium or discount to NAV and therefore provide a level of current information that will facilitate intraday arbitrage. *See* Application at 27.

[23] *See* Application at 22-23 and 28. In particular, Applicants assert that each ActiveShares ETF would employ a primary and a secondary calculation engine to provide two independently calculated sources of intraday indicative values. Each ActiveShares ETF would also employ a pricing verification agent to continuously compare the two data streams from the calculation engines on a real time basis. Each ActiveShares ETF would adopt procedures governing the calculation and dissemination of the VIIV and its Adviser would bear responsibility for the oversight of that process. Each Adviser would also, as part of that oversight process, periodically, but no less than annually, review the VIIV Procedures. Any changes to the procedures would be submitted to the ActiveShares ETF's board of directors for review. *Id.*

[24] Each ActiveShares ETF would invest only in ETFs and exchange-traded notes, common stocks, preferred stocks, American depositary receipts, real estate investment trusts, commodity pools, metals trusts, currency trusts and futures. All of these instruments will trade on an U.S. exchange contemporaneously with the Shares. The reference assets of the exchange-traded futures in which an ActiveShares ETF may invest would be assets that the ActiveShares ETF could invest in directly, or in the case of an index future, based on an index of a type of asset that the ActiveShares ETF could invest in directly. An ActiveShares ETF may also invest in cash and cash equivalents. No ActiveShares ETF would buy securities that are illiquid investments (as defined in rule 22e-4(a)(8) under the Act) at the time of purchase, borrow for investment purposes or hold short positions. *See* Application at 8. An ActiveShares ETF may, however, hold an illiquid investment if it becomes illiquid after purchase. *See* Application at 28; *see also* rule 22e-4 under the Act (requiring, among other things, that a fund develop a plan to decrease its illiquid investments should they exceed 15% of the fund's net assets).

[25] To the extent a portfolio holding does not have a readily available market quotation, the ActiveShares ETF would make public the identity of the holding and its weight in the VIIV, thus making the holding fully transparent. *See* Application at 24 and 28. In addition, at any time that portfolio holdings representing 10% or more of an ActiveShares ETF's portfolio become subject to a trading halt or otherwise do not have readily available market quotations, Applicants would request that the exchange halt the ETF's trading. *See* Application at 29.

c.   *Arbitrage transactions in the ActiveShares ETFs.* Applicants assert that an accurate VIIV on a per-second basis (together with prospectus and quarterly portfolio disclosure),[26] and the ability to create and redeem ETF Shares in exchange for a basket that is a pro rata slice of the ActiveShares ETF's portfolio holdings, is sufficient to facilitate effective arbitrage.[27] Market participants would be able to identify potential arbitrage opportunities when an ActiveShares ETF's VIIV and secondary market price diverge and could then take advantage of those opportunities by entering into arbitrage transactions. For example, similar to traditional ETFs, if an ActiveShares ETF's Shares begin trading at a discount, an Authorized Participant can purchase the Shares in secondary market transactions and, after accumulating enough Shares to comprise a creation unit, redeem them from the ActiveShares ETF (through an AP Representative) in exchange for the more valuable securities in the ETF's redemption basket.[28] The purchases of the ActiveShares ETF's Shares would reduce the supply of the Shares in the market, and thus tend to drive up the Shares' market price to a level closer to the ETF's NAV.[29] Alternatively, if an ActiveShares ETF's Shares are trading at a premium, the transactions in the arbitrage process would be reversed.[30] Applicants further state that, like with traditional ETFs, market participants will also be able to engage in arbitrage without necessarily using the creation

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[26]   Like all other registered management investment companies, the ActiveShares ETFs would also disclose their investment strategy in their prospectus and publicly disclose portfolio holdings information on a quarterly basis, with a 60-day lag. *See* rule 30e-1; rule 30d-1; and rule 30b1-5 under the Act.

[27]   *See* Application at 29.

[28]   Applicants note that since the size of the creation and redemption baskets will be relatively small, normally between $100,000 and $300,000, positions in ETF Shares can be closed throughout the day, resulting in minimal risk for a market participant. *See* Application at 17. *See also supra* paragraph I.17.a.

[29]   The purchase of the ETF Shares in the secondary market, combined with the sale of the redemption basket securities, may also drive the market price of ETF Shares and the value of the ActiveShares ETF's portfolio holdings closer together. *See supra* section II.B herein.

[30]   *See supra* section II.B herein.

or redemption processes.[31] For example, if a market participant believes that an ActiveShares ETF is trading at a discount, the market participant may buy ETF Shares and take a short position in instruments whose returns the market participant believes are correlated to those of the ETF Shares. The market participant would wait for the trading prices to move toward parity, and then close out the positions in both the ETF Shares and those instruments, to realize a profit from the relative movement of their trading prices.[32] As a result, Applicants expect that ETF Shares will trade at a market price at or close to the NAV per Share.[33]

        d.   *Protective conditions*. Because the ActiveShares ETFs and the alternative arbitrage mechanism will be new to the market, Applicants have agreed to comply with certain conditions in addition to those included in prior ETF exemptive orders. First, the ActiveShares ETFs will provide certain public disclosures to explain to investors how they differ from traditional ETFs and inform investors that the ActiveShares ETFs' bid-ask spreads and premiums/discounts may be larger than those for traditional ETFs due to the lack of transparency, thus making trading in the ActiveShares ETFs' Shares more expensive. The ActiveShares ETFs will also disclose that market participants may attempt to reverse engineer an ActiveShares ETF's trading strategy, which, if successful, could increase opportunities for trading practices that may disadvantage the ActiveShares ETF and its shareholders.[34] In addition, each ActiveShares ETF will include a legend (the "Legend") in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials,

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[31]   *See supra* section II.B herein.

[32]   At any time during trading hours, a market participant has the ability to eliminate all risk by closing its positions, including positions in the Shares, by placing a creation or redemption order, where the AP Representative would buy or sell on behalf of the market participant the basket securities to be exchanged with the ActiveShares ETF at the end of the day. *See* Application at 18; *supra* note 19 and accompanying text.

[33]   *See* Application at 5.

[34]   *See* Application at 21.

that will highlight for investors the differences between the ActiveShares ETFs and fully transparent actively managed ETFs and the above costs and risk.[35] Unless otherwise requested by the staff of the Commission, the Legend will read as follows:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may **create additional risks** for your investment. For example:

- You may have to pay more money to trade the ETF's shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

- The price you pay to buy ETF shares on an exchange may not match the value of the ETF's portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

- These additional risks may be even greater in bad or uncertain market conditions.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF's performance. If other traders are able to copy or predict the ETF's investment strategy, however, this may hurt the ETF's performance.

For additional information regarding the unique attributes and risks of the ETF, see section [ ] below.

18.   Second, Applicants will comply with the requirements of Regulation Fair Disclosure ("Reg. FD") as if it applied to them, thus prohibiting the ActiveShares ETF's selective disclosure of any material nonpublic information.[36] Because the ActiveShares ETFs

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[35]   *See* Application at 20-21.

[36]   *See* 17 CFR 243. ETFs are not otherwise subject to Reg. FD. The federal securities laws and an investment adviser's fiduciary duties permit the disclosure of an ETF's nonpublic portfolio information to selected third parties only when the ETF has legitimate business purposes for doing so and the recipients are subject to a duty of confidentiality, including a duty not to trade on the nonpublic information. *See* ETF Rule Proposing Release, *supra* note 1, at text accompanying notes 225-226. Reg. FD's Rule 100(b)(2)(iii) exempts from Reg. FD certain communications made in connection with a securities offering registered under the Securities Act. Applicants would not rely on this exemption; as the ActiveShares ETFs will be continuously offered, this exemption would likely make the condition requiring Applicants to comply with Reg. FD meaningless.

will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs.

19. Third, the ActiveShares ETFs and their Adviser will take remedial actions as necessary if the ActiveShares ETFs do not function as anticipated. Prior to launch, the ActiveShares ETFs will establish certain thresholds for their levels of premiums/discounts and spreads, so that, upon an ActiveShares ETF's crossing a threshold, the Adviser will promptly call a meeting of the ActiveShares ETF's board of directors, and will present the board with recommendations for appropriate remedial measures.[37] The board would then consider the continuing viability of the ActiveShares ETF, whether shareholders are being harmed, and what, if any, action would be appropriate.[38] In addition, Applicants have agreed to provide to Commission staff on a periodic basis certain metrics and other such information as the staff may request in order to facilitate the staff's ongoing monitoring of the ActiveShares ETFs.[39]

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[37] *See* Application at 25. For the first three years after launch of an ActiveShares ETF, its board would promptly meet if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the market closing price or Bid/Ask Price, on one hand, and NAV, on the other, exceeds 1%, or the bid/ask spread exceeds 1%. An ActiveShares ETF may adopt additional or lower (*i.e.,* less than 1%) thresholds to the extent approved by the ETF's board.

[38] For at least three years after launch of each ActiveShares ETF, the Board will also undertake these considerations on an annual basis, regardless of whether the ActiveShares ETF's preset thresholds have been crossed. Potential actions may include, but are not limited to, changing lead market makers, listing the ActiveShares ETF on a different exchange, changing the size of creations units, changing the ActiveShares ETF's investment objective or strategy, and liquidating the ActiveShares ETF. *See* Application at 25.

[39] *See* Application at 45, condition 7.

IV. Requested Exemptive Relief

20. Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

21. Applicants' request for relief is novel only under section 22(d) and rule 22c-1 due to the proposed alternative arbitrage mechanism. In all other respects, Applicants are seeking relief that the Commission has previously granted to existing ETFs.[40] As discussed above, the requested relief would be available to any open-end investment company that is an actively-managed ETF operating in compliance with the terms and conditions of the order and that is advised by an Adviser.[41]

22. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

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[40] Applicants are not seeking the customary relief from section 22(e) of the Act, which permits ETFs that invest in foreign instruments to delay the satisfaction of in-kind redemption requests beyond seven days. *See generally* ETF Rule Proposing Release, *supra* note 1, at section II.B.4. Given that the ActiveShares ETFs will not invest in foreign markets, the relief is not necessary.

[41] Applicants anticipate that the Initial Adviser or an affiliate thereof would enter into license agreements with other registered investment advisers advising an open-end management investment company that intends to launch new series operating as the Applicants' ETFs (such licensed adviser and trust together, the "Future Applicants"). Applicants further expect that Future Applicants would apply for a separate exemptive order that incorporates by reference all the terms and conditions of the requested order and any amendments thereto. *See* Application at 6. *See also* in re Eaton Vance Management, et al., File No. 812-14139, Fourth Amendment, filed Sept. 25, 2014; Investment Company Act Rel. No. 31333 (Nov. 6, 2014) (notice), Investment Company Act Rel. No. 31361 (Dec. 2, 2014) (order). *See also, e.g.*, in re American Beacon Nextshares Trust, et al., File No. 812-14417, First Amendment, filed Feb. 23, 2015; Investment Company Act Rel. No. 31498 (Mar. 6, 2015) (notice); Investment Company Act Rel. No. 31542 (Apr. 1, 2015) (order).

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

A.   Novel Relief under Section 22(d) and Rule 22c-1

23.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter other than at a current public offering price described in the fund's prospectus. Rule 22c-1 under the Act requires open-end funds, their principal underwriters, and dealers in fund shares (and certain others) to sell and redeem fund shares at a price based on the current NAV next computed after receipt of an order to buy or redeem.

24.   Together, section 22(d) and rule 22c-1 are designed to: (i) prevent dilution caused by certain riskless trading practices of principal underwriters and dealers; (ii) prevent unjust discrimination or preferential treatment among investors purchasing and redeeming fund shares; and (iii) preserve an orderly distribution of investment company shares.[42]

25.   Applicants believe that none of these concerns will be raised by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that secondary market trading in Shares does not involve the ActiveShares ETFs as parties and cannot result in dilution

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[42]   *See* ETF Rule Proposing Release, *supra* note 1, at text accompanying note 111.

of an investment in Shares, and to the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, Applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, Applicants contend that the proposed distribution system will be orderly because anyone will be able to sell or acquire Shares on an exchange and arbitrage activity should ensure that secondary market transactions occur at prices at or close to the ActiveShares ETF's NAV.

26. In considering relief from section 22(d) and rule 22c-1 for ETFs, the Commission has focused on whether the ETFs' arbitrage mechanism addresses the concerns underlying those provisions. As noted earlier, the Commission has only granted relief from section 22(d) and rule 22c-1 to actively managed ETFs that provide daily transparency of their portfolio holdings.[43] The Commission believes that the alternative arbitrage mechanism proposed by Applicants can also work in an efficient manner to maintain an ActiveShares ETF's secondary market prices close to its NAV.[44] The Commission recognizes, however, that the lack of full transparency may cause the ActiveShares ETFs to trade with spreads and premiums/discounts that are larger than those of comparable, fully transparent ETFs.[45] Nonetheless, as long as arbitrage continues to keep the ActiveShares ETF's secondary market price and NAV close, and does so efficiently so

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[43] An effective arbitrage mechanism that maintains a close tie between market price and NAV is the foundation for why the prices at which retail investors buy and sell ETF shares are similar to the price at which Authorized Participants are able to buy and redeem shares directly from the ETF at NAV. *See* discussion following *supra* note 10; *see also* ETF Rule Proposing Release, *supra* note 1, at section II.B.2.

[44] *See supra* section III.B.c.

[45] While the VIIV will provide an approximate value of an ActiveShares ETF's portfolio holdings, market participants will only be able to estimate, not to observe, the spreads at which those holdings trade, given that the VIIV would be based on the mid-point between the current National Best Bid and Offer. *See supra* note 20. For the same reason, market participants also will not know the exact price at which the AP Representative buys or sells the ActiveShares ETF's portfolio holdings as part of a creation or redemption transaction with the ActiveShares ETF. To account for the lack of this information, market participants may require wider spreads than for other ETFs when they trade the ActiveShares ETF Shares.

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that spreads remain narrow, the Commission believes that investors would benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.[46]

B.   Other Relief

27.   The additional exemptive relief Applicants seek is relief routinely granted to ETFs, and does not raise novel issues on account of the lack of daily portfolio transparency.

28.   *Sections 5(a)(1) and 2(a)(32) of the Act.*   First, because the Shares will not be individually redeemable, Applicants request an   exemption from section 5(a)(1) and section 2(a)(32) of the Act that would permit the ActiveShares ETFs to register as open-end management investment companies and issue Shares that are redeemable in creation units only.

29.   *Sections 17(a)(1) and (2) of the Act.*   Second, Applicants request an exemption from sections 17(a)(1) and 17(a)(2) of the Act to permit persons that are affiliated persons, or second-tier affiliates, of the ActiveShares ETFs, solely by virtue of certain ownership interests, to effectuate purchases and redemptions in-kind.   The deposit procedures for in-kind purchases of creation units and the redemption procedures for in-kind redemptions of creation units will be the same for all purchases and redemptions and basket securities will be valued in the same manner as those portfolio securities currently held by the ActiveShares ETFs.   Applicants also seek relief from the prohibitions on affiliated transactions in section 17(a) to permit an ActiveShares ETF to sell its Shares to and redeem its Shares from an Acquiring Fund, and to

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[46]   Investors will have the information necessary to compare the costs associated with investing in the ActiveShares ETFs with the costs of investing in other ETFs and mutual funds. *See* Item 3 of Form N-1A; condition 2. *Cf.* ETF Rule Proposing Release, *supra* note 1, at text following note 130 (noting that for fully transparent ETFs, "under certain circumstances, including during periods of market stress, the arbitrage mechanism may work less effectively for a period of time," but that "on balance, … investors are more likely to weigh the potential benefits of ETFs (*e.g.*, low cost and intraday trading) against any potential for market price deviations when deciding whether to utilize ETFs."

engage in the accompanying in-kind transactions with the Acquiring Fund.[47] The purchase of creation units by an Acquiring Fund directly from an ActiveShares ETF will be accomplished in accordance with the policies of the Acquiring Fund and will be based on the NAVs of the ActiveShares ETFs.

30. *Section 12(d)(1) of the Act.* Third, Applicants request an exemption to permit Acquiring Funds to acquire ETF Shares beyond the limits of section 12(d)(1)(A) of the Act and permit the ActiveShares ETFs, and any principal underwriter for the ActiveShares ETFs, and/or any broker or dealer registered under the Exchange Act, to sell ETF Shares to Acquiring Funds beyond the limits of section 12(d)(1)(B) of the Act. The application's terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over an ETF through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

C. Consideration of Possible Concerns relating to the Requested Relief

31. As part of our review, we have considered possible concerns regarding the requested relief, including, among others, concerns related to the proposed arbitrage mechanism, and the risk of selective disclosure and reverse engineering, as discussed below. We believe, however, that the Applicants' proposed terms and conditions sufficiently address such concerns.

32. *Proposed Arbitrage Mechanism.* One possible concern is that the proposed arbitrage mechanism may not facilitate effective arbitrage, which could result in significant

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[47] The requested relief would apply to direct sales of shares in creation units by an ActiveShares ETF to an Acquiring Fund and redemptions of those shares. Applicants, moreover, are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ActiveShares ETF could be deemed an affiliated person, or a second-tier affiliate, of an Acquiring Fund because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Acquiring Fund.

deviations between the market price and NAV per share of an ActiveShares ETF. We believe that the proposed arbitrage mechanism can work in an efficient manner to maintain an ActiveShares ETF's secondary market prices close to its NAV while providing investors with the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.[48] In addition, to the extent that the ActiveShares ETFs do not function as anticipated, Applicants have undertaken to take remedial actions as appropriate.[49]

33.   *Selective Disclosure*.   Another possible concern is that the proposed AP Representative structure could create informational asymmetries that raise legal and policy concerns regarding selective disclosure of material non-public information. As discussed above, to address this concern Applicants have undertaken to implement a number of safeguards, including a condition requiring Applicants to comply with Reg. FD as if it applied to ETFs.[50]

34.   *Reverse Engineering*.   A third possible concern is that other market participants may be able to reverse engineer an ActiveShares ETF's portfolio holdings and use such information to the disadvantage of the ActiveShares ETF, Authorized Participants and shareholders. Applicants have represented that they will operate the ActiveShares ETFs in a manner designed to minimize the risk of reverse engineering and the Commission anticipates that the ActiveShares ETFs will have the ability to minimize such risk.[51] Indeed, we note that

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[48]   *See supra* paragraphs 17.c. and I.26.

[49]   *See supra* paragraph I.19.

[50]   *See supra* paragraph I.18. In addition, the AP Representative would contractually agree to use the identity and weighting of the securities in the creation basket for no purpose other than executing creations and redemptions for an ActiveShares ETF, and to maintain such identities and weightings confidential. *See* Application at 10. Further, the AP Representative, as a broker registered under the Exchange Act, is required to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by the AP Representative or any person associated with the AP Representative. *See* Application at note 21.

[51]   Our Division of Economic Research and Analysis ("DERA") conducted an analysis of whether the ActiveShares ETFs' portfolios could be reverse engineered, finding that the answer depends on the specifics of each ActiveShares ETF, including the size of the ActiveShares ETF's universe of potential

the Applicants have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs' susceptibility to predatory trading practices, like "front running" and "free riding."

V.   Applicants' Conditions:[52]

Applicants agree that any order of the Commission granting the requested ETF relief will be subject to the following conditions:

A.   *ETF Relief*

1.   As long as an ETF operates in reliance on the requested order, the Shares of such ETF will be listed on an exchange.

2.   The website for the Trust, which will be publicly accessible at no charge, will contain, on a per Share basis for each ETF, the prior business day's NAV and market closing price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs registered under the Act. The website will also disclose the median bid-ask spread for each ETF's most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs registered under the Act).

3.   Each ETF will include the Legend in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials.

4.   No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized

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portfolio selections. *See* Memorandum from DERA, Inferring Non-Transparent ETF Portfolio Holdings (Nov. 16, 2017), *available at* https://www.sec.gov/comments/sr-nysearca-2017-36/nysearca201736-2695453-161510.pdf.   The ActiveShares ETFs would disclose this risk to investors, even though Applicants believe that such reverse engineering would be "highly unlikely." *See* Application at 24 and *supra* note 35 and accompanying text.

[52]   Unless the context otherwise requires, references to "ETFs" in the conditions below refer to ActiveShares ETFs. Capitalized terms not otherwise defined herein shall have the same meaning as in the Application.

Participant (or any investor on whose behalf an Authorized Participant may transact with the ETF) to acquire any deposit instrument for an ETF through a transaction in which the ETF could not engage directly.

5.   On each Business day the VIIV for an ETF on a per-Share basis will be provided to the market in one second intervals during regular trading hours.

6.   Each ETF will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between (i) the ETF and each AP Representative related to the AP Representative's role as such and (ii) an Authorized Participant and the ETF or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of creation units.

7.   Each ETF will provide Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

8.   Each ETF and each person acting on behalf of an ETF will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

9.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed funds that create and redeem their Shares exclusively through an AP Representative or similar agent without daily public basket or portfolio disclosure.

B.   *Section 12(d)(1) Relief*

10.   The members of the Acquiring Fund's Advisory Group will not control (individually or in the aggregate) an ETF within the meaning of section 2(a)(9) of the Act. The

members of the Acquiring Fund's Sub-Advisory Group will not control (individually or in the aggregate) an ETF within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an ETF, an Acquiring Fund's Advisory Group or the Acquiring Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an ETF, it will vote its Shares of the ETF in the same proportion as the vote of all other holders of the ETF's Shares. This condition does not apply to the Acquiring Fund's Sub-Advisory Group with respect to an ETF for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

11. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in an ETF to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the ETF or ETF Affiliate.

12. The board of directors or trustees of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-Adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from an ETF or a Fund Affiliate in connection with any services or transactions.

13. Once an investment by an Acquiring Fund in the securities of an ETF exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the Independent Trustees, will determine that any consideration paid by an ETF to an Acquiring Fund or an

Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the ETF; (ii) is within the range of consideration that the ETF would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an ETF and its Adviser, or any person controlling, controlled by or under common control with such Adviser.

14. An Acquiring Fund Adviser, or a trustee or Sponsor of an Acquiring Trust, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by an ETF pursuant to rule 12b-1 under the Act) received from an ETF by the Acquiring Fund Adviser, or trustee or Sponsor of an Acquiring Trust, or an affiliated person of the Acquiring Fund Adviser, or trustee or Sponsor of the Acquiring Trust, other than any advisory fees paid to the Acquiring Fund Adviser, or trustee or Sponsor of an Acquiring Trust, or its affiliated person by the ETF, in connection with the investment by the Acquiring Fund in the ETF. Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to the Acquiring Fund Sub-Adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from an ETF by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by the ETF, in connection with the investment by the Acquiring Management Company in the ETF made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

15. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an ETF) will cause an ETF to purchase a security in an Affiliated Underwriting.

16. The Board of an ETF, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by an ETF in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the ETF exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in an ETF. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the ETF; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the ETF in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the ETF.

17. Each ETF will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Acquiring Fund in the securities of the ETF exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

18.   Before investing in an ETF in excess of the limits in section 12(d)(1)(A), an Acquiring Fund will execute an Acquiring Fund Agreement with the ETF stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an ETF in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the ETF of the investment. At such time, the Acquiring Fund will also transmit to the ETF a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the ETF of any changes to the list as soon as reasonably practicable after a change occurs. The ETF and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

19.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any ETF in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the

appropriate Acquiring Management Company.

20.   Any sales charges (other than customary brokerage fees) and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

21.   No ETF will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent an ETF acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the ETF to acquire securities of one or more investment companies for short-term cash management purposes.

By the Commission,

Jill M. Peterson
Assistant Secretary